EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2014		2013		2012		2011		2010
Ratio 1 – Including Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	$302,559		252,628		31,477		(59,532)		(849,170)
Fixed charges excluding preferred stock dividends and accretion	117,001		126,379		158,224		226,987		342,674
Total	419,560		379,007		189,701		167,455		(506,496)
Fixed Charges:
Interest on deposits	55,179		64,392		95,749		173,885		288,327
Interest on short-term borrowings	220		324		614		1,063		1,921
Interest on long-term debt	54,009		54,106		53,659		42,654		44,000
Portion of rents representative of the interest factor (1/3) of expense	7,593		7,557		8,202		9,385		8,426
Preferred stock dividends and accretion	10,238		47,014		58,704		58,088		57,510
Total fixed charges including preferred stock dividends and accretion	$127,239		173,393		216,928		285,075		400,184
Ratio of earnings to fixed charges	3.30	x	2.19	x	0.87	x	0.59	x	nm

Ratio 2 – Excluding Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	$302,559		252,628		31,477		(59,532)		(849,170)
Fixed charges excluding preferred stock dividends and accretion	61,822		61,987		62,475		53,102		54,347
Total	364,381		314,615		93,952		(6,430)		(794,823)
Fixed Charges:
Interest on short-term borrowings	220		324		614		1,063		1,921
Interest on long-term debt	54,009		54,106		53,659		42,654		44,000
Portion of rents representative of the interest factor (1/3) of expense	7,593		7,557		8,202		9,385		8,426
Preferred stock dividends and accretion	10,238		47,014		58,704		58,088		57,510
Total fixed charges including preferred stock dividends and accretion	$72,060		109,001		121,179		111,190		111,857
Ratio of earnings to fixed charges	5.06	x	2.89	x	0.78	x	nm		nm